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Prospectus Supplement No. 2                     Filed Pursuant to Rule 424(b)(3)
to Prospectus dated January 20, 1998            Registration No. 333-41641


                      SUNSHINE MINING AND REFINING COMPANY

         This Prospectus Supplement supplements the information contained in the Prospectus of Sunshine Mining and Refining Company (the "Company"), dated January, 20 1998, and the Prospectus Supplement No. 1 dated December 11, 1998 ("Supplement No. 1"). The Prospectus, Supplement No. 1 and this Prospectus Supplement relate to the reoffer and resale by the Selling Stockholders identified in the Prospectus of up to an aggregate of 25,000,000 shares of the Company's Common Stock that are issuable (i) upon the conversion and pursuant to certain payment terms of the Company's $15,000,000 Senior Convertible Promissory Notes (the "Notes") and (ii) upon the exercise of certain warrants (the "Warrants") to purchase Common Stock.

         The Company has implemented a 1 for 8 reverse stock split (the "Reverse Stock Split"), effective August 6, 1999. The Reverse Stock Split was approved by the Company's stockholders at the annual meeting on June 10, 1997.

         The terms of the Notes that have been changed due to the Reverse Stock Split are summarized below. The summary includes the terms of the Notes that have been changed as they read before the change and as they read now. The only terms of the Notes that have been changed are to the terms discussed below.

                           SUMMARY OF CHANGE TO NOTES


                                Prior to Change

$7.5 million and $7.37 million of the Notes are convertible at any time into shares of Common Stock at a price of $0.4375 and $0.95 per share, respectively, subject to being reset downwards under certain circumstances.



                               Current Provision

$7.5 million and $7.37 million of the Notes are convertible at any time into shares of Common Stock at a price of $3.50 and $7.60 per share, respectively, subject to being reset downwards under certain circumstances. On November 4, 1999, the conversion price will be reduced to average of the closing bid price for the 15 trading days immediately preceding, if lower.




           The date of this Prospectus Supplement is August 17, 1999.